UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 0 2002
WASH. D.C. 155

[redacted]

02041664

For the month of June, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

P.E.
6-3-02

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

PROCESSED
JUN 2 7 2002
THOMSON
FINANCIAL

P

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement pertaining to Angiotech granting two year licence extension to its corporate partner, Cook.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 13, 2002

By ______________________
Name: David M. Hall
Title: CFO

K:\38769\00001\MST\MST_020M3

Exhibit 1

A N G I O T E C H
Pharmaceuticals, Inc.

6660 N.W. Marine Drive
Vancouver B.C. CANADA
V6T 1Z4

FOR IMMEDIATE RELEASE
NEWS RELEASE
June 12, 2002

COOK AND ANGIOTECH REACH AGREEMENT TO EXTEND CERTAIN DEADLINES UNDER THE ANGIOTECH LICENCE

VANCOUVER, June 12 /CNW/ - Angiotech Pharmaceuticals Inc. (NASDAQ:ANPI - News; TSX:ANP - News) today announced that it has granted a two-year license extension to its corporate partner, Cook Incorporated, essentially identical in nature to that provided to its other corporate partner, Boston Scientific in 1999.

As part of the consideration received, Angiotech was granted an increase in royalty rates on certain eligible coronary stent products. Precise terms of this agreement were not disclosed.

"We hope that this will eliminate any confusion that may exist regarding certain Cook deadlines under the Angiotech license agreement with Boston Scientific and Cook Incorporated dated July 1997," said William L. Hunter, MD, MSc, Chairman and CEO of Angiotech. "We look forward to continuing our successful relationship with Cook Incorporated."

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:
Rui Avelar (investors)
Cindy Yu (media)
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com

Tel: 604-221-7676
Fax: 604-221-2330
Web: www.angiotech.com